SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 10, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips Annual General Meeting of Shareholders approves dividend and other proposals made to shareholders”, dated May 10, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on May 10, 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

May 10, 2022

Philips Annual General Meeting of Shareholders approves dividend and other proposals made to shareholders

Philips’ Supervisory Board takes note of the advisory vote on the 2021 Remuneration Report, will continue to engage with shareholders and consider the feedback received in its next remuneration report

Amsterdam, the Netherlands –  Royal Philips (NYSE: PHG, AEX: PHIA) announced that today’s Annual General Meeting of Shareholders (2022 AGM) has approved the company’s proposed dividend of EUR 0.85 per share over 2021, and appointed Mrs. Herna Verhagen and Mr. Sanjay Poonen and re-appointed Dr. Paul Stoffels and Dr. Marc Harrison as members of the Supervisory Board.

All other binding voting items, such as the re-appointment of Ernst & Young Accountants LLP as the company’s auditor, and a number of recurring items, such as the proposal to adopt the company’s financial statements, were also approved.

“I am pleased to welcome Herna Verhagen and Sanjay Poonen as new members of the Supervisory Board, and Paul Stoffels and Marc Harrison as continued members,” said Feike Sijbesma, Chairman of the Supervisory Board of Royal Philips. “Their combined expertise and counsel are very valuable for Philips. I would also like to thank Neelam Dhawan, who has now retired from the Supervisory Board, for her long-term counsel and support since 2012.”

Mr. Sijbesma continued: “We have also taken note of the advisory vote on the 2021 Remuneration Report. We take the feedback seriously and will continue the constructive dialogue and consultation with our shareholders.”

Further details about the dividend can be found via this link, and additional information on the composition of the Board of Management, the Executive Committee and the Supervisory Board can be found here.

Philips’ 2021 financial statements are included in its 2021 Annual Report that was published on February 22, 2022.

For more information about Philips’ 2022 AGM, please click on this link.

For further information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 615213446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 597 7055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2021 sales of EUR 17.2 billion and employs approximately 79,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.